Filer: Leucadia National Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company: Leucadia National Corporation
                                                  Commission File No.: 333-86018

On May 3, 2002, Leucadia National Corporation sent the following communication to its shareholders:


                          LEUCADIA NATIONAL CORPORATION
                              315 Park Avenue South
                            New York, New York 10010


                                                                     May 3, 2002


Dear Shareholder:

We have previously sent to you proxy material for the Annual Meeting of Leucadia National Corporation to be held on May 14, 2002. Our Board of Directors has recommended that Leucadia shareholders vote in favor of all of the proposals being considered at the Meeting. Since approval of two of the proposals requires the affirmative vote of a majority of Leucadia's outstanding shares, not voting has the same effect as a vote against. Your vote is important, no matter how many or how few shares you may own.

Your bank or broker cannot vote your shares on these questions without your instructions. Please help us avoid the expense of further solicitation by signing, dating and returning the enclosed proxy card today in the envelope provided.

Thank you for your cooperation.

LEUCADIA NATIONAL CORPORATION

================================================================================

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, at 1-888-750-5834.

                                 IMPORTANT NOTE:

        Telephone and Internet voting is available to many shareholders.
             Please call Innisfree at 1-888-750-5834 for assistance.
================================================================================


NY2:\1151255\01\__BB01!.DOC\76830.0001

Leucadia National Corporation is a holding company engaged in a variety of businesses, including banking and lending, manufacturing, winery operations, real estate activities, development of a copper mine, and property and casualty insurance and reinsurance. The Company also currently has equity interests of more than 5% in the following domestic public companies: AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11.1%), GFSI Holdings, Inc. (6.7%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%) and PhoneTel Technologies, Inc. (7.1%).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Leucadia National Corporation has filed with the Securities and Exchange Commission a definitive proxy statement in connection with its May 14, 2002 Annual Meeting of Shareholders that is available for free at the SEC's website, www.sec.gov. A registration statement and proxy statement/prospectus was also filed with the Securities Exchange Commission and is available for free at the SEC's website. INVESTORS SHOULD READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS BEFORE MAKING A DECISION CONCERNING THE PROPOSALS. These documents contain important information that investors should consider.

Leucadia National Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders in favor of the proposals. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned definitive proxy statement, registration statement and proxy statement/prospectus.









                                       2